UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 -------------

                                  FORM 11-K

                                 -------------


             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the Fiscal Year Ended December 31, 1994

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the Transition Period From ____________ to ____________

                         Commission File Number 1-04785

                        -------------------------------

                DEL WEBB CORPORATION RETIREMENT SAVINGS PLAN

                            (Full title of the plan)

                        -------------------------------

                              DEL WEBB CORPORATION
                 (Exact name of Issuer as specified in charter)

                   6001 North 24th Street, Phoenix, AZ 85016
                                 (602) 808-8000
             (Address, including zip code, and telephone number and
              area code, of Issuer's principal executive offices)


                              Dated: June 28, 1995

REQUIRED INFORMATION

     A.   Financial Statements

          1. Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993.

          2. Audited Statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994.

     B.   Exhibit

          23.  Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Del Webb Corporation Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               DEL WEBB CORPORATION
                               RETIREMENT SAVINGS PLAN



                               By  LYNN SCHUTTENBERG
                                  ________________________________________

                               Name:  Lynn Schuttenberg

                               Title:   Chairman of Benefits Advisory
                                        Committee


Dated:  June 28, 1995

                          Independent Auditors' Report




Benefits Advisory Committee
Del Webb Corporation
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the attached Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP



Phoenix, Arizona
April 28, 1995





                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993


                                                           1994         1993
                                                           ----         ----

Assets:
  Investments, at fair value (note 4):
        Del Webb Stock Fund                            $ 1,845,227     1,074,001
        Mutual funds                                    12,078,462    11,267,481
        Money market funds                               4,645,682     3,858,575
        Participant loans                                  594,960       456,970
                                                       -----------    ----------
            Total investments                           19,164,331    16,657,027
                                                       -----------    ----------

Receivables:
   Participants' contributions                              79,958          --
   Employer's contributions                                 31,332          --
                                                       -----------    ----------
            Total assets                                19,275,621    16,657,027
                                                       -----------    ----------

Liabilities:
   Settlements payable                                        --          71,673
                                                       -----------    ----------

            Net assets available for plan benefits     $19,275,621    16,585,354
                                                       ===========    ==========


See accompanying notes to financial statements.



                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1994, 1993 and 1992


                                           1994           1993          1992
                                           ----           ----          ----

Additions to net assets attributed to:
   Investment income (note 4):
     Net appreciation (depreciation)
       in fair value of investments
       (note 3)                       $   (524,280)       779,936      (194,094)
     Interest and dividends                936,267      1,151,047     1,121,152
                                      ------------     ----------    ----------
                                           411,987      1,930,983       927,058
                                      ------------     ----------    ----------
   Contributions:
     Participants'                       2,319,625      1,606,109     1,304,046
     Employer:
       Matching                            844,130        548,122       501,995
       Discretionary (note 7)              496,236        500,524       375,000
                                      ------------     ----------    ----------
          Total additions                4,071,978      4,585,738     3,108,099
                                      ------------     ----------    ----------

Deductions from net assets
  attributed to:
   Distributions to and withdrawals
     by participants                     1,356,055      1,451,670     1,063,320
   Administrative and other expenses        25,656         17,822        18,100
                                      ------------     ----------    ----------
          Total deductions               1,381,711      1,469,492     1,081,420
                                      ------------     ----------    ----------

          Net increase                   2,690,267      3,116,246     2,026,679

Net assets available for
 plan benefits:
   Beginning of year                    16,585,354     13,469,108    11,442,429
                                      ------------     ----------    ----------

   End of year                        $ 19,275,621     16,585,354    13,469,108
                                      ============     ==========    ==========


See accompanying notes to financial statements.





                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        December 31, 1994, 1993 and 1992


(1)      Description of Plan

         The following description of the Del Webb Corporation (Company and Sponsor) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      General

         The Plan is a defined contribution plan and covers all employees of the Company and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

         (b)      Contributions

         Participants may contribute from 2% to 6% of their salary (not to exceed the limits set forth by the Internal Revenue Code, $9,240 in 1994 and $8,994 in 1993) as required deposits on which the Company will provide a matching contribution ("matching contributions"), which is determined by the Corporation's Board of Directors. During the three years ended December 31, 1994, the matching contribution has been 50%. Participants may also deposit up to 9% of their salaries above their required deposits as a voluntary deposit ("voluntary deposits") for which the Company provides no matching contribution. The Plan also allows the Company to make a "discretionary" contribution to the Del Webb Stock Fund. During 1992, the Plan was amended to exclude the allocation of the discretionary contribution to any participant covered by any other incentive compensation plans offered by the Company. During 1993, the Plan was also amended to exclude the allocation of the discretionary contribution to any participant eligible for the Company's Deferred Compensation Plan.

         The Plan is subject to the regulations established by the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 1994, the Plan had met the minimum funding requirements established by ERISA.

         (c)      Participant Accounts

         The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Consequently, each participant's account reflects earnings or losses resulting from their investment decisions.

         (d)      Vesting

         Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

         (e)      Benefits

         Benefits are payable upon termination of employment, retirement, death, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period.

         (f)      Participant Loans

         Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months. Participant loans are stated at the principal balance of the loans outstanding.

         (g)      Investment Funds

         The following is a description of each investment fund as of December 31, 1994:

         o Del Webb Stock Fund - investment in common stock of the Company.

         o Fidelity Puritan Fund - investment in a broadly diversified portfolio of high-yielding securities.

         o Fidelity Magellan Fund - investment in stocks of companies with above-average growth potential.

         o Fidelity Growth & Income Fund - investment in a broadly diversified portfolio of high-yielding securities.

         o Fidelity Intermediate Bond Fund - investment in various types of bonds that offer a return in excess of money market rates.

         o Fidelity Stock Selector Fund - investments in stocks of companies which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

         o        Fidelity   Retirement   Money  Market  Fund  -  investment  in
                  high-quality short-term money market instruments.

         o Bank of America Money Market Fund - represents an interest bearing fund used to accumulate contributions temporarily, which are then transferred to participant specified investments on a monthly basis.

         (h)      Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.

(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

         (b)      Investment Valuation

         Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values which represent market. Investments in common stock of the Corporation are valued at the quoted market price. The market valuations are determined by the trustee for the Plan.

         (c)      Administrative and Other Expenses

         Other than trustee fees, administrative expenses of the Plan are paid directly by the Company, accordingly, such expenses are not reflected in the accompanying financial statements.

         (d)      Securities Transactions

         Purchases and sales of securities are recorded on a trade-date basis.

         (e)      Reclassifications

         Certain 1992 and 1993 amounts have been reclassified to conform with the 1994 financial statement presentation.




                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(3)      Changes in Fair Market Value of Investments

         Net  appreciation  (depreciation)  in fair market value of  investments
(including  investments  bought,  sold and held) during the years ended December
31, 1994, 1993 and 1992 follows:


                                                       1994                         1993                           1992
                                            --------------------------    --------------------------     --------------------------
                                              Realized     Unrealized       Realized    Unrealized         Realized     Unrealized
                                             Gain (Loss)   Gain (Loss)        Gain      Gain (Loss)          Gain       Gain (Loss)
                                            -----------    ----------         ----      ----------        -----------   ----------

Del Webb Stock Fund                         $  53,468        148,723         14,710      (72,052)          214,846       (125,765)

Mutual funds:
      Fidelity Puritan Fund                    31,730       (260,220)       113,766       24,513            29,135         41,862
      Fidelity Magellan Fund                   78,865       (369,448        167,383      315,496            99,498       (403,355)
      Fidelity Retirement Growth Fund            --             --             --           --              23,329        (23,144)
      Fidelity Growth & Income Fund            29,921       (156,307)        18,962      163,597             2,252        (57,906)
      Fidelity Intermediate Bond Fund         (15,875)       (44,214)         8,929       14,566               757         (8,819)
      Fidelity Stock Selector Fund             11,573        (32,496)         6,973        3,093                35         13,181
                                             --------      ---------        -------     --------           -------       --------
                                              136,214       (862,685)       316,013      521,265           155,006       (438,181)
                                             --------      ---------        -------     --------           -------       --------
           Totals                             189,682       (713,962)       330,723      449,213           369,852       (563,946)
                                             --------      ---------        -------     --------           -------       --------

         Net appreciation (depreciation)
           in fair value of investments            $ (524,280)                     779,936                       $ (194,094)
                                                   ==========                      =======                       ==========














                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements



Notes to Financial Statements


(4)      Investments

         The following represents changes in the investments of the plan during 1994, 1993 and 1992:

Year ended December 31, 1994:


                                                                          Fidelity     Fidelity
                                         Del Webb   Fidelity  Fidelity    Growth &  Intermediate
                                          Stock     Puritan   Magellan    Income        Bond
                                          Fund       Fund       Fund       Fund         Fund
                                        --------   -------   --------   ---------   ------------

Additions to net assets
attributed to:
 Investment income:
   Net appreciation
   (depreciation)in fair value
   of investments                       $ 202,192    (228,491)  (290,583)   (126,386)   (60,089)
 Interest and dividends                    16,878     281,181    202,372     176,964     45,892
                                          -------     -------    -------     -------     ------
                                          219,070      52,690    (88,211)     50,578    (14,197)
                                          -------     -------    -------     -------     ------

  Contributions:
   Participants'                          194,158       310,171    721,954    427,666    129,443
   Employer:
    Matching                               66,498       123,269    242,234    147,449     48,983
    Discretionary                         496,236          -          -          -           -
                                          -------       -------    -------    -------     ------
     Total additions                      975,962       486,130    875,977    625,693    164,229
                                          -------       -------    -------    -------    -------

Deductions from net assets
attributed to:
  Distributions to and withdrawals
   by participants                       (112,653)     (238,289)  (565,888)   (84,427)   (26,825)
  Administrative and other expenses          (128)       (3,284)    (2,371)    (1,418)      (890)
                                         --------     ---------   --------    -------   --------
     Total deductions                    (112,781)     (241,573)  (568,259)   (85,845)   (27,715)
                                         ---------     ---------   --------    -------   --------

Interfund transfers, net                  (91,955)      217,438   (259,035)  (127,271)  (315,689)
                                         ---------     ---------  ---------  ---------  ---------

     Net increase
      (decrease)                          771,226       461,995     48,683    412,577   (179,175)

Net assets available for
plan benefits:
     Beginning of year                  1,074,001     3,116,087  5,050,182  2,023,519    660,408
                                        ---------     ---------  ---------  ---------    -------

     End of year                       $1,845,227     3,578,082  5,098,865  2,436,096    481,233
                                        =========     =========  =========  =========    =======









Year ended December 31, 1994:
- -----------------------------


                                                      Fidelity    Bank of
                                          Fidelity  Retirement    America
                                           Stock      Money        Money
                                          Selector    Market       Market     Participant
                                           Fund       Fund          Fund          Loans      Total
                                          -------    -------      -------     -----------    -----

Additions to net assets
attributed to:
 Investment income:
   Net appreciation(depreciation)
   in fair value of investments          (20,923)      --            --           --       (524,280)
 Interest and dividends                   23,721    160,782        10,827       17,650      936,267
                                         -------    -------        ------       ------      -------
                                           2,798    160,782        10,827       17,650      411,987
                                         -------    -------        ------       ------      -------

  Contributions:
   Participants'                         138,119    359,929       (41,773)         -      2,239,667
   Employer:
    Matching                              48,990    141,895        (6,520)         -        812,798
    Discretionary                           -         -               -            -        496,236
                                         -------    -------        -------      ------    ---------
     Total additions                     189,907    662,606       (37,466)      17,650    3,960,688
                                         -------    -------        -------      ------    ---------

Deductions from net assets
attributed to:
  Distributions to and withdrawals
   by participants                       (37,521)  (341,056)          -        (21,069)  (1,427,728)
  Administrative and other expenses          (14)   (14,130)         (875)      (2,546)     (25,656)
                                         --------- ---------        ------      --------  ----------
     Total deductions                    (37,535)  (355,186)         (875)     (23,615)  (1,453,384)
                                         --------- ---------        -------     --------  ----------

Interfund transfers, net                 (85,471)   500,469        17,559       143,955       -
                                         --------   -------        ------       -------    ---------

     Net increase
      (decrease)                          66,901    807,889       (20,782)      137,990   2,507,304

Net assets available
for plan benefits:
     Beginning of
      year                               417,285  3,529,402       329,173       456,970  16,657,027
                                         -------  ---------       -------       -------  ----------

     End of year                         484,186  4,337,291       308,391       594,960  19,164,331
                                         =======  =========       =======       =======  ==========








                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


Year ended December 31, 1993:
- -----------------------------


                                                                       Fidelity   Fidelity
                                      Del Webb   Fidelity   Fidelity  Growth &  Intermediate
                                       Stock      Puritan   Magellan   Income      Bond
                                       Fund        Fund      Fund       Fund       Fund
                                      --------   --------   --------  --------   ---------


Additions to net assets
attributed to:
 Investment income
  Net appreciation
  (depreciation) in
  fair value of investments          $(57,342)  138,279     482,879    182,559   23,495
 Interest and dividends                11,702   362,966     461,068    105,942   52,688
                                     ---------  -------     -------    -------   ------
                                      (45,640)  501,245     943,947    288,501   76,183
                                     ---------  -------     -------    -------   ------

 Contributions:
  Participants'                       173,967   219,108     300,026    296,544  107,032
  Employer:
   Matching                            42,379    82,687     138,133    104,437   37,262
   Discretionary                         -         -           -          -        -
                                      -------   -------     -------    -------  -------
        Total additions               170,706   803,040   1,382,106    689,482  220,477
                                      -------   -------   ---------    -------  -------


Deductions from net assets
attributed to:
 Distributions to and with-
 drawals by  participants             56,239   123,887      648,324     61,688  119,715
Administrative and other
 expenses                                603     2,822        1,336        819      564
                                  ----------   -------      -------     ------  -------
      Total deductions                56,842   126,709      649,660     62,507  120,279
                                  ----------   -------      -------     ------  -------

Interfund transfers, net              10,910   292,734      385,781    105,377  (71,205)
                                  ----------   -------      -------    -------  -------
             Net increase
             (decrease)              124,774   969,065    1,118,227    732,352   28,993

Net assets available for
 plan benefits:
  Beginning of year                  949,227 2,147,022    3,931,955  1,291,167  631,415
                                  ---------- ---------    ---------  ---------  -------

  End of year                     $1,074,001 3,116,087    5,050,182  2,023,519  660,408
                                  ========== =========    =========  =========  =======







Year ended December 31, 1993:
- -----------------------------


                                              Fidelity   Bank of     Fidelity
                                   Fidelity  Retirement  America    Guaranteed
                                    Stock      Money      Money     Investment
                                   Selector    Market     Market     Contract   Participant
                                    Fund       Fund       Fund        Fund        Loans    Totals
                                   --------   --------   --------    ---------  --------   ------


Additions to net assets
attributed to:
 Investment income
  Net appreciation(depreciation)
 in fair value of investments       10,066        -          -            -          -       779,936
 Interest and dividends             26,406     107,421      5,039       2,972     14,843   1,151,047
                                    ------     -------      -----       -----     ------   ---------
                                    36,472     107,421      5,039       2,972     14,843   1,930,983
                                    ------     -------      -----       -----     ------   ---------

 Contributions:
  Participants'                     88,358     417,192    138,009        -          -      1,740,236
  Employer:
   Matching                         33,652     114,526     49,076        -          -        602,152
   Discretionary                     -         500,524        -          -          -        500,524
                                   -------   ----------   -------       -----     ------- ----------
        Total additions            158,482   1,139,663    192,124       2,972     14,843   4,773,895
                                   -------   ----------   -------       -----     ------- ----------


Deductions from net assets
attributed to:
 Distributions to and with-
 drawals by participants             9,998     372,522        -        11,644      7,264   1,411,281
Administrative and other
 expenses                                7      10,823        689         159        -        17,822
                                    ------     -------     ------      ------      -----   ---------
      Total deductions              10,005     383,345        689      11,803      7,264   1,429,103
                                    ------      -------    ------      ------      -----   ---------

Interfund transfers, net            25,755    (571,084)   (50,154)   (142,560)    14,446        -
                                    ------     --------    ------     -------      -----    --------
             Net increase
              (decrease)           174,232     185,234    141,281    (151,391)    22,025   3,344,792

Net assets available for
 plan benefits:
  Beginning of year                243,053   3,344,168    187,892     151,391    434,945  13,312,235
                                   -------   ---------    -------     -------    -------  ----------

  End of year                      417,285   3,529,402    329,173        -       456,970  16,657,027
                                   =======   =========    =======     =======    =======  ==========









                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


Year ended December 31, 1992:



                                                                        Fidelity    Fidelity
                                   Del Webb    Fidelity    Fidelity     Growth &  Intermediate
                                    Stock      Puritan     Magellan      Income      Bond
                                    Fund        Fund         Fund         Fund       Fund
                                   --------    --------    --------     --------    --------

Additions to net assets
attributed to:
 Investment income:
  Net appreciation (depreciation)
  in fair value of
  investments                       $ 89,081     70,997    (303,857)      (55,654)   (8,062)
  Interest and dividends              12,831    199,615     559,096       159,057    38,832
                                     -------    -------     -------       -------    -------
                                     101,912    270,612     255,239       103,403    30,770
                                     -------    -------     -------       -------    ------
Contributions:
 Participants'                        92,232    171,834     295,008       225,261    75,509
 Employer:
 Matching                             34,592     72,356     119,533        91,144    33,419
 Discretionary                        42,583     53,900      55,533        27,395     6,456
                                     --------   -------     -------       -------   -------
      Total additions                271,319    568,702     725,313       447,203   146,154
                                     --------   -------     -------       -------   -------

Deductions from net assets
attributed to:
 Distributions to and withdrawals
 by participants                      99,847    235,169     380,441        82,089    20,851
 Administrative and other
  expenses                             1,261      4,066       2,655            81       -
                                    ---------   -------     -------        ------    ------
     Total deductions                101,108    239,235     383,096        82,170    20,851
                                    ---------   -------     -------        ------    ------
Interfund transfers, net            (225,636)   199,876     (39,192)       434,721  153,668
                                    ---------   -------     --------       -------  -------

    Net increase
    (decrease)                       (55,425)   529,343     303,025        799,754   278,971

Net assets available for
 plan benefis:
  Beginning of year                1,019,332  1,645,452   3,639,420        524,770   365,576
                                   ---------  ---------   ---------      ---------   -------
  End of year                      $ 963,907  2,174,795   3,942,445      1,324,524   644,547
                                   =========  =========   =========      =========   =======




                                                             Fidelity     Fidelity
                                   Fidelity    Fidelity     Retirement   Guaranteed
                                    Stock      Retirement     Money       Investment
                                   Selector     Growth        Market      Contract
                                    Fund         Fund          Fund         Fund          Totals
                                   -------    ---------     ---------     ---------       ------


Additions to net assets
attributed to:
 Investment income:
  Net appreciation (depreciation)
  in fair value of
  investments                       13,216        185           -            -             (194,094)
  Interest and dividends             5,271        216        126,148      20,086          1,121,152
                                    ------        ---        -------      ------          ----------
                                    18,487        401        126,148      20,086            927,058
                                    ------        ---        -------      ------          ----------

Contributions:
 Participants'                      26,846     23,866        393,490        -             1,304,046
 Employer:
 Matching                           10,654      9,204        131,093        -               501,995
 Discretionary                         375      7,429        181,329        -               375,000
                                    ------      -----        -------      ------          ---------
          Total additions           56,362     40,900        832,060      20,086          3,108,099
                                    ------     ------        -------      ------          ---------

Deductions from net assets
attributed to:
 Distributions to and withdrawals
 by participants                     10,459       -          213,620      20,844          1,063,320
 Administrative and other
  expenses                             -          -            9,317         720             18,100
                                     ------     ------       -------      ------          ----------
         Total deductions            10,459       -          222,937      21,564          1,081,420
                                     ------     ------       -------      ------          ----------

Interfund
transfers, net                      205,938   (240,074)     (116,032)   (373,269)              -
                                    -------    -------       -------     -------           --------

   Net increase
    (decrease)                      251,841   (199,174)      493,091    (374,747)         2,026,679
Net assets available for
 plan benefis:
  Beginning of  year                   -       199,174     3,522,567     526,138         11,442,429
                                   --------    -------     ---------    --------         ----------
  End of year                       251,841       -        4,015,658     151,391         13,469,108
                                   ========    =======     =========    ========         ==========


                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(5)      Participant Data
         ----------------

         The number of participants in each investment fund at December 31, 1994 and 1993 was as follows:


                                                                1994     1993
                                                                ----     ----


         Del Webb Stock Fund                                     945      455
         Fidelity Puritan Fund                                   413      323
         Fidelity Magellan Fund                                  593      434
         Fidelity Growth & Income Fund                           364      247
         Fidelity Intermediate Bond Fund                         192      119
         Fidelity Stock Selector Fund                            159       90
         Fidelity Retirement Money Market Fund                   747      763





(6)      Federal Income Taxes
         --------------------

         The Internal Revenue Service issued its latest  determination letter on
         October 6, 1994   which  stated  that  the  Plan  and  its  underlying
         trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. There have been no amendments to the Plan subsequent to the October 6, 1994 determination letter that would effect the Plan's tax exempt status, and in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(7)      Non Cash Contributions
         ----------------------

         During the year ended December 31, 1994, Del Webb as sponsor of the Plan made a non-cash discretionary contribution consisting of shares of Del Webb stock with a market value of $496,236.






                                                                     Schedule 1


                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1994

Investments
- -----------

A comparison of the cost and fair values of investments at December 31, 1994 follows:

Identity of Issuer  Description of Investment             Cost     Current Value
- ------------------  -------------------------             ----     -------------
Del Webb          Del Webb Stock Fund, 104,694 and
Corporation       67,125 shares at December 31, 1994
                  and 1993, respectively                $1,407,981     1,845,227

Fidelity          Fidelity Puritan Fund, 241,599 and
Investments       197,847 units at December 31, 1994
                  and 1993, respectively                 3,535,071     3,578,082

Fidelity          Fidelity Magellan Fund, 76,330 and
Investments       71,280 units at December 31, 1994
                  and 1993, respectively                 4,744,185     5,098,865

Fidelity          Fidelity Growth & Income Fund,
Investments       115,509 and 91,067 units at
                  December 31, 1994 and 1993,
                  respectively                           2,434,358     2,436,096

Fidelity          Fidelity Intermediate Bond Fund,
Investments       48,955 and 61,262 units at
                  December 31, 1994 and 1993,
                  respectively                             508,574       481,233

Fidelity          Fidelity Stock Selector Fund, 27,034
Investments       and 22,255 units at December 31,
                  1994 and 1993, respectively              500,409       484,186

Fidelity          Fidelity Retirement Money Market
Investments       Fund, 4,337,291 and 3,529,403
                  units at December 31, 1994 and
                  1993, respectively                     4,337,291     4,337,291

Bank of           Bank of America Institutional Fund,
America           329,172 and 308,391 units at
                  December 31, 1994 and 1993, respec-
                  tively                                   308,391       308,391

                  Participant loans                        594,960       594,960
                                                      ------------    ----------

                                                      $ 18,371,220    19,164,331
                                                      ============    ==========

See accompanying independent auditors' report.



                                                                     Schedule 2


                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions


                          Year ended December 31, 1994

                          Number of   Purchase    Selling    Cost of
Description of Asset    Transactions   Price       Price      Asset     Net Gain
- --------------------    ------------  --------    -------    --------   --------

Del Webb Stock Fund         126     $  865,108    296,073    242,605    53,468
Fidelity Puritan            171      1,459,906    769,421    737,691    31,730
Fidelity Magellan           219      1,831,550  1,492,284  1,413,419    78,865
Fidelity Growth & Income    145      1,025,328    486,365    456,444    29,921
Fidelity Retirement Money
         Market             235      2,087,407  1,279,519  1,279,519       -


See accompanying independent auditors' report.

                               INDEX TO EXHIBITS


                                                           Page in Sequential
                                                           Numbering System in
                                                           Manually Signed
Exhibit                                                    Original on Which
Number                       Description                   Exhibits May Be Found
- -------                      -----------                   ---------------------

   23                        Consent of KPMG
                             Peat Marwick LLP